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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            WHITEHALL JEWELLERS, INC.
                            -------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                DELAWARE                                36-1433610
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


155 N. Wacker Dr., Suite 500, Chicago, Illinois              60606
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(Address of Principal Executives Offices)                  (Zip Code)

If this Form relates to the              If this Form relates to the
registration of a class of securities    registration of a class of securities
pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
Exchange Act and is effective upon       Exchange Act and is effective upon
filing pursuant to General Instruction   filing pursuant to General Instruction
A.(c), check the following box. [x]      A.(d), check the following box. [ ]

Securities Act registration statement file to which this           N/A
form relates:                                                ---------------
                                                             (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                      Name Of Each Exchange On Which
         To Be So Registered                      Each Class Is To Be Registered
         -------------------                      ------------------------------
Common Stock, $.001 par value, including               New York Stock Exchange
associated Preferred Stock Purchase Rights


Securities to be registered pursuant to Section 12(g) of the Act:  N/A


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Item 1.     Description of Registrant's Securities to be Registered

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

            The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.001 per share ("Common Stock"), 26,026 shares of Class B Common Stock, par value $1.00 per share ("Class B Common Stock"), 39,371 shares of Class C Common Stock, par value $.001 per share (all of which have been retired and cancelled), 60,000 shares of Class D Common Stock, par value $.001 per share (all of which have been retired and cancelled), and 2,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock"), issuable in series (none of which are issued or outstanding, but 309,183 of which have been designated Series A Junior Participating Preferred Stock).

COMMON STOCK

            Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

            Holders of Class B Common Stock are entitled to vote together with the holders of Common Stock, but with each share of Class B Common Stock having approximately 35.4 votes. Class B Common Stock carries (i) a $130 per annum per share cumulative dividend preference over all other classes of Common Stock (accruing through March 4, 1995) and (ii) a liquidation preference over all other classes of Common Stock for accumulated and unpaid dividends. Class B Common Stock participates in dividends and liquidation payments to be made with respect to the Common Stock on the basis that one share of Class B Common Stock is equivalent to approximately 35.4 shares of Common Stock.

            The Company's Amended and Restated Certificate of Incorporation, as amended (the "Charter") provides that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series.


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DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

            The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Subject to certain exceptions,
Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of the corporation's voting stock.

            The Charter provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. Any director may be removed only with cause and then only by the vote of a majority of the shares entitled to vote for the election of directors.

            The Charter empowers the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. Such factors may include (i) the comparison of the proposed consideration to be received by stockholders in relation to the then current market price of the Company's capital stock, the estimated current value of the Company in a freely negotiated transaction and the estimated future value of the Company as an independent entity, (ii) the impact of such a transaction on the employees, suppliers and customers of the Company and its effect on the communities in which the Company operates and (iii) the ability of the Company to fulfill its objectives under applicable statutes and regulations.

            The Charter provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders and that special meetings may be called only by the President or a majority of the Board of Directors of the Company. These provisions could have the effect of delaying until the next annual stockholders meeting, stockholder actions which are favored by the holders of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired all or a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

            The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Charter requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of the Company to amend or repeal any of the foregoing Charter provisions, and to reduce the number of authorized shares of Common Stock and Preferred Stock. A 75% vote is required to amend or repeal the Company's Amended and


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Restated By-Laws (the "By-Laws"). The By-Laws may also be amended or replaced by a majority vote of the Board of Directors. Such stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

            The By-Laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not later than 90 days in advance of the anniversary date of the release of the Company's proxy statement to stockholders in connection with the prior year's annual meeting of stockholders. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. The Company's By-Laws also provide that special meetings of stockholders may be called only by the President or a majority of the Board of Directors. Business transacted at a special meeting is limited to the purposes for which the meeting is called.

            The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company.

RIGHTS

            The Board of Directors adopted a stockholders rights plan. Under the stockholders rights plan, each share of Common Stock has associated with it one preferred share purchase right (a "Right") and each share of Class B Common Stock has associated with it approximately 35.4 Rights. The terms of the Rights are set forth in an Amended and Restated Rights Agreement between the Company and BankBoston, N.A (the "Rights Agreement"). Under certain circumstances described below, each Right entitles the holders thereof to purchase one one-hundred and fiftieth of a share of Series A Junior Participating Preferred Stock for a price of $34.67 per one one-hundred and fiftieth of a share. The Rights are not presently exercisable and are transferable only with the related shares of Common Stock and Class B Common Stock. The Rights will not become exercisable or be evidenced by separate certificates or traded separately from the Common Stock or Class B Common Stock prior to the occurrence of certain triggering events described below. In such an event, separate Rights certificates would be issued and distributed representing one Right for each share of Common Stock and approximately 35.4 Rights for each share of Class B Common Stock. There is no present market for the Rights separate from the Common Stock or Class B Common Stock and the Company cannot predict whether a trading market would develop with respect to the Rights if the Rights ever become exercisable.


            The Rights would become exercisable at the specified exercise price upon the earliest to occur of (i) 10 Business Days after the first public announcement that any person or group (other than an Exempt Person) has acquired (an "Acquiring Person") Beneficial Ownership of 15% or more of the Company's outstanding shares of Common Stock and (ii) 10

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Business Days (unless delayed by the Board of Directors) after any person or group (other than an Exempt Person) has commenced, or announced the intention to commence, a tender or exchange offer which would, upon its consummation, result in such person or group being the Beneficial Owner of 15% or more of the Company's outstanding shares of Common Stock (each a "Triggering Event"). Rights may not be exercised following the occurrence of an event described below under the caption "Flip-in" prior to the expiration of the Company's right to redeem the Rights. Rights certificates will be distributed when the Rights become exercisable. An "Exempt Person" includes the Company, Mr. Hugh M. Patinkin, Mr. John R. Desjardins and Mr. Matthew M. Patinkin and certain related persons.

            Flip-In. After the Rights become exercisable (unless the Triggering Event is the commencement or the announcement of a tender or exchange offer as described in (ii) in the immediately preceding paragraph), the holders of the Rights (other than an Acquiring Person and certain transferees therefrom) would be entitled to purchase shares of Common Stock of the Company at a 50% discount. After the occurrence of a Flip-In event, the Rights of an Acquiring Person and such transferees become void.

            Flip-Over. In the event that, on or after the date on which an Acquiring Person has become such: (i) the Company merges into or consolidates with an Interested Stockholder (as defined in the Rights Agreement) or, unless all holders of the outstanding shares of Common Stock of the Company are treated the same, any other person (with limited designated exceptions), (ii) an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock of the Company are treated the same, any other person (with limited designated exceptions) merges into the Company or (iii) the Company sells or transfers 50% or more of its consolidated assets or earning power to an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock of the Company are treated the same, any other person (with limited designated exceptions), the holders of the Rights (other than Rights which have become void) would be entitled to purchase common shares of the acquiror (or a person affiliated therewith) at a 50% discount. In general, an Interested Stockholder is an Acquiring Person and certain persons affiliated, associated or acting on behalf of or in concert therewith.

            Redemption of Rights. The Rights may be redeemed, as a whole, at a redemption price of $.01 per Right, subject to adjustment, at the direction of the Board of Directors, at any time prior to the earliest of (i) 10 Business Days after the first public announcement that any person (other than the Company and certain related entities) has become an Acquiring Person, (ii) the occurrence of any transaction described under the caption "Flip-Over" and (iii) the date of final expiration of the Rights, which is May 2, 2006. Under certain circumstances set forth in the proposed Rights Agreement, the decision to redeem the Rights requires the concurrence of at least a majority of the disinterested directors, after the occurrence of an event described under the caption "Flip-In" and prior to the occurrence of a transaction described under the caption "Flip-Over," to redeem the Rights in whole, but not in part, at the Redemption Price, but only (i) if the person who is the Acquiring Person shall have reduced its Beneficial Ownership of the then outstanding shares of Common Stock of the Company to less than 10% or (ii) in connection with the transaction described under the caption "Flip-Over" which does not involve an Interested Stockholder and in which all holders of the Common Stock of the Company are treated the same.

            Exchange of Shares for Rights. At any time after any person or group shall have become an Acquiring Person and before any person (other than an Exempt Person), together with



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its affiliates and associates, shall have become the Beneficial Owner of 50% or more of the outstanding shares of the Common Stock of the Company, the Board of Directors may direct the exchange of shares of Common Stock (or Preferred Shares) for all or any part of the Rights (other than Rights which have become void) at the exchange rate of one share of Common Stock (or one one-hundred and fiftieth of a Preferred Share) per Right, subject to adjustment.

TERMS OF SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

            The Series A Junior Participating Preferred Stock (the "Preferred Shares") which would be issuable upon exercise of the Rights (should the rights become exercisable) would not be redeemable. Each Preferred Share would entitle the holder thereof to receive a preferential quarterly dividend equal to 150 times the aggregate per share amount of all cash dividends, plus 150 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of Common Stock), declared on the Common Stock during such quarter, adjusted to give effect to any dividend on the Common Stock payable in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock (a "Dilution Event'). Each Preferred Share would entitle the holder thereof to 150 votes on all matters submitted to a vote of the stockholders of the Company, voting together as a single class with the holders of the Common Stock and the holders of any other class of capital stock having general voting rights, adjusted to give effect to any Dilution Event. In the event of liquidation of the Company, the holder of each Preferred Share would be entitled to receive a preferential liquidation payment equal to 150 times the aggregate per share amount to be distributed to the holders of the Common Stock, adjusted to give effect to any Dilution Event, plus an amount equal to accrued and unpaid dividends and distributions on such Preferred Share, whether or not declared, to the date of such payment. In the event of any merger, consolidation or other transaction in which the outstanding shares of Common Stock of the Company are exchanged for or converted into other capital stock, securities, cash and/or other property, each Preferred Share would be similarly exchanged or converted into 150 times the per share amount applicable to the Common Stock, adjusted to give effect to any Dilution Event.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

            The Company's revolving credit agreement with a group of banks contains certain restrictions on capital expenditures, investments, payments of dividends, assumption of additional debt, and mergers, acquisitions and divestitures, among others.

TRANSFER AGENT AND REGISTRAR

            The transfer agent and registrar for the Common Stock is BankBoston, N.A.




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Item 2.     Exhibits

Exhibit No.                             Description
-----------                             -----------

     1. The Registrant's Amended and Restated Certificate of Incorporation, as amended, is hereby incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed February 3, 1999, file no. 0-028176.

     2. The Registrant's Amended and Restated By-Laws are hereby incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed April 30, 1999, file no. 0-028176.

     3. Amended and Restated Stockholders Rights Agreement dated as of April 28, 1999 between the Registrant and BankBoston, N.A. (filed herewith).








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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2000

                                             WHITEHALL JEWELLERS, INC.


                                             By:   /s/ John R. Desjardins
                                                   ---------------------------
                                                   John R. Desjardins
                                                   Executive Vice President,
                                                   Finance & Administration
                                                   and Secretary







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                                  EXHIBIT INDEX

Exhibit No.                            Description
-----------                            -----------

       1. The Registrant's Amended and Restated Certificate of Incorporation, as amended, is hereby incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed February 3, 1999, file no. 0-028176.

       2. The Registrant's Amended and Restated By-Laws are hereby incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed April 30, 1999, file no. 0-028176.

       3. Amended and Restated Stockholders Rights Agreement dated as of April 28, 1999 between the Registrant and BankBoston, N.A. (filed herewith).






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